03013811

AB 3/4/03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2003 SEC MAIL PROCESSING SECTION WASH, D.C. 155

SEC FILE NUMBER
8-47441

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Solomon, David, Herman, Alexis & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

725 South Figueroa Street 32nd Floor
(No. and Street)

Los Angeles	California	90017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark H.Rhynes (310) 285-1794
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark H. Rhynes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Solomon, David, Herman, Alexis & Co., Inc., as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of LOS ANGELES
Subscribed and sworn (or affirmed) to before me this 16 day of Feb., 2003

Herman E. Rhynes
Notary Public

HERMAN E. RHYNES
COMM. # 1272461
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
COMM. EXP. AUG. 4, 2004

[signature]
Signature

CEO
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Solomon, David, Herman, Alexis & Co., Inc.

I have audited the accompanying statement of financial condition of Solomon, David, Herman, Alexis & Co., Inc. as of December 31, 2002 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Solomon, David, Herman, Alexis & Co., Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 11, 2003

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Solomon, David, Herman, Alexis & Co., Inc.
Statement of Financial Condition
December 31, 2002

Assets

Cash	$ 21
Deposit with clearing firm	25,000
Marketable securities, available for sale	–
Securities, not readily marketable	3,300
Deposit	850
Organization cost, net of amortization of $14,518	–
Total assets	$ 29,171

Liabilities & Stockholders' Equity

Liabilities	
Accounts payable	$ 410
Payable to brokers and dealers	1,395
Income taxes payable	4,676
Total liabilities	6,481
Stockholders' equity	
Common stock, no par value, 100 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	104,108
Accumulated deficit	(11,518)
Unrealized gains(losses) on marketable securities, available for sale	(70,000)
Total stockholders' equity	22,690
Total liabilities & stockholders' equity	$ 29,171

The accompanying notes are an integral part of these financial statements.

Solomon, David, Herman, Alexis & Co., Inc.
Statement of Operations
For the Year Ended December 31, 2002

Revenue	
Consulting fees	$ 31,228
Commissions	13,087
Interest income	1,005
Total revenue	45,320
Expenses	
Commissions and clearing fees	18,732
Communications	1,812
Occupancy	1,700
Other operating expenses	48,166
Total expenses	70,410
Net income (loss) before income taxes	(25,090)
Income tax provision	
Income tax provision	800
Total income tax provision	800
Net income (loss)	$ (25,890)

The accompanying notes are an integral part of these financial statements.

Solomon, David, Herman, Alexis & Co., Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Unrealized Gains (Losses) on Marketable Securities Available For Sale	Total	Comprehensive Income(Loss)
Balance, January 1, 2002	$ 100	$ 78,885	$ 14,372	$ (67,750)	$ 25,607	
Gain (loss) on marketable securities, available for sale	–	–	–	(2,250)	(2,250)	$ (2,250)
Proceeds from additional paid-in capital	–	25,223	–	–	25,223	
Net income (loss)	–	–	(25,890)	–	(25,890)	(25,890)
Balance, December 31, 2002	$ 100	$ 104,108	$ (11,518)	$ (70,000)	$ 22,690	$ (28,140)

The accompanying notes are an integral part of these financial statements.

Solomon, David, Herman, Alexis & Co., Inc.
Statement of Changes in Cash Flows
For the year ended December 31, 2002

Cash flows from operating activities:		
Net income (loss)		$ (25,890)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
(Increase) decrease in:		
Deposits	$ (850)	
(Decrease) increase in:		
Accounts payable	(596)	
Payable to broker and dealers	1,330	
Income taxes payable	800	
Total adjustments		684
Net cash used in operating activities		(25,206)
Cash flows from investing activities:		-
Cash flows from financing activities:		
Proceeds from additional paid-in capital	25,223	
Net cash used in financing activities		25,223
Net increase in cash		17
Cash at beginning of year		4
Cash at end of year		$ 21
Supplemental disclosure of cash flow information:		
Cash paid during the year for		
Interest	$ –	
Income taxes	$ –	

The accompanying notes are an integral part of these financial statements.

Solomon, David, Herman, Alexis & Co., Inc.
Notes to Financial Statements
December 31, 2002

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Solomon, David, Herman, Alexis & Co., Inc. (the "Company") was incorporated in the State of Delaware in February 1994, under the name Herman, Alexis & Co., Inc. The Company changed its name to Solomon, David, Herman, Alexis & Co., Inc. on April 4, 2002. The Company is a fully disclosed broker/dealer, whereby it does not hold customer funds or securities, registered under the Securities and Exchange Act of 1934, as amended. The Company is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC).

The Company primarily sells mutual funds and performs limited consulting services. These services would include mergers and acquisitions and private placements. There are less than ten (10) consulting clients for the year 2002.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Advertising cost are expensed as incurred.

Organization cost are amortized over five (5) years on a straight-line basis.

Rent expense for the year was $1,700. The financial statements should include two (2) additional monthly rent for $1,700 paid by one of the shareholders. No adjustment were recorded for this immaterial adjustment.

Solomon, David, Herman, Alexis & Co., Inc.
Notes to Financial Statements
December 31, 2002

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its Stockholders, has elected to be an S Corporation and accordingly has its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

The Company has elected to report the statement of changes in stockholders' equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 2: MARKETABLE SECURITIES, AVAILABLE FOR SALE

Marketable securities, available for sale consist of corporate stocks valued at market value. Resulting unrealized gains and losses from the fluctuation in market value for the securities are included in equity. For the year ended December 31, 2002, the company included $2,250 in unrealized losses in its statement of changes in stockholders' equity for the mark-to-market of these securities.

Note 3: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consist of 300 warrants in the NASDAQ Stock Market, Inc., these securities were offered primarily to NASD members and purchased through a Private Placement Memorandum. The warrants are exercisable in four tranches over four years. The first tranche became exercisable on June 28, 2002 at $13. The Company has the remaining options to exercise in the following tranches;

		Exercisable on	Expires on	Exercise Price
Tranche 1	300 shares	June 28, 2002	June 27, 2003	$ 13.00
Tranche 2	300 shares	June 30, 2003	June 25, 2004	$ 14.00
Tranche 3	300 shares	June 28, 2004	June 27, 2005	$ 15.00
Tranche 4	300 shares	June 28, 2005	June 27, 2006	$ 16.00

The Company is carrying these warrants at their cost of $3,300.

Note 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The tax provision of $800 is the California franchise tax minimum.

Note 5: NET CAPITAL

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on December 31, 2002, the Company's net capital of $18,540 exceeded the minimum net capital requirement by $13,540; and the Company's ratio of aggregate indebtedness $(6,481) to net capital was 0.35:1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

Solomon, David, Herman, Alexis & Co., Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2002

Computation of net capital		
Common stock	$ 100	
Additional paid-in capital	104,108	
Accumulated deficit	(11,518)	
Unrealized gains(losses) on marketable securities, available for sale	(70,000)	
Total stockholders' equity		$ 22,690
Less: Non-allowable assets		
Securities, not readily marketable	(3,300)	
Deposits	(850)	
Total non--allowable assets		(4,150)
Net capital before haircuts		18,540
Less: Haircuts and undue concentration		-
Net capital		18,540
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 432	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 13,540
Ratio of aggregate indebtedness to net capital	0.35: 1	

There was a $375 material difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5. The adjustment of $375, was a net adjustment of voiding old checks and recording the tax provision. Net loss decreased from $26,265 to $25,890, and stockholders' equity increased from $22,315 to $22,690.

See independent auditor's report.

Solomon, David, Herman, Alexis & Co., Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2002

A computation of reserve requirement is not applicable to Solomon, David, Herman, Alexis & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Solomon, David, Herman, Alexis & Co., Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2002

Information relating to possession or control requirements is not applicable to Solomon, David, Herman, Alexis & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Solomon, David, Herman, Alexis & Co., Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2002

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Solomon, David, Herman, Alexis & Co., Inc.

In planning and performing my audit of the financial statements of Solomon, David, Herman, Alexis & Co., Inc. for the year ended December 31, 2002, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Solomon, David, Herman, Alexis & Co., Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 11, 2003